Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-202354

Pricing Supplement No. 41

Dated August 11, 2015
(To Prospectus dated May 1, 2015, Series L

Prospectus Supplement dated May 4, 2015 and

Product Supplement STOCK-1 dated July 22, 2015)

$2,245,000 Contingent Income Auto-Callable Notes Linked to the Common Stock of Apple Inc.,

due February 16, 2017

•	The notes are unsecured senior notes issued by Bank of America Corporation (“BAC”). The notes do not guarantee a full return of your principal at maturity, and you could lose up to 100% of your principal.
•	All payments due on the notes, including any repayment of principal, will be subject to our credit risk.
•	The notes will mature on February 16, 2017, unless previously called.
•	The payments on the notes will depend on the performance of the common stock of Apple Inc. (the “Underlying Stock”).
•	If, on any quarterly Observation Date (or on the Valuation Date), the Observation Level (or the Final Level) of the Underlying Stock is greater than or equal to the Downside Threshold Level, we will pay a contingent payment of $26.50 per note (2.65% of the principal amount) on the applicable contingent payment date.
•	Prior to the maturity date, if the Observation Level of the Underlying Stock is greater than or equal to the Initial Level on any Observation Date scheduled to occur on or after November 11, 2015, the notes will be automatically redeemed, in whole but not in part, at 100% of the principal amount, together with the contingent payment with respect to that Observation Date. No further amounts will be payable following an early redemption.
•	At maturity, the amount you will be entitled to receive per $1,000 in principal amount of the notes (the “Redemption Amount”) will depend on the performance of the Underlying Stock. If the notes are not automatically redeemed prior to maturity, the Redemption Amount will be determined as follows:
•	If the Final Level of the Underlying Stock is greater than or equal to the Downside Threshold Level, the Redemption Amount will equal sum of (a) the principal amount plus (b) the contingent payment with respect to the Valuation Date.
•	If the Final Level of the Underlying Stock is less than the Downside Threshold Level, the Redemption Amount will equal the product of (a) the principal amount multiplied by (b) the sum of one plus the Underlying Return (as defined below). In this case, the Redemption Amount will be less than 80% of the principal amount and could be zero.
•	The “Initial Level” is $113.49. The “Downside Threshold Level” is $90.79, which is 80% of the Initial Level (rounded to two decimal places).
•	The “Observation Dates” will be the 11th of each February, May, August and November during the term of the notes, commencing on November 11, 2015 and ending on November 11, 2016. The Observation Dates are subject to postponement as described in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” of product supplement STOCK-1.
•	The notes will be issued in denominations of $1,000 and whole multiples of $1,000.
•	The notes will not be listed on any securities exchange.
•	The CUSIP number for the notes is 06048WRK8.
•	The initial estimated value of the notes is less than the public offering price. As of the date of this pricing supplement (the “pricing date”), the initial estimated value of the notes is $975 per $1,000 in principal amount. See “Summary” beginning on page PS-3 of this pricing supplement, “Risk Factors” beginning on page PS-7 of this pricing supplement and “Structuring the Notes” on page PS-15 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
•	The notes:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value
	Per Note		Total
Public Offering Price		$1,000	$2,245,000
Underwriting Discount		$20	$ 44,900
Proceeds (before expenses) to BAC		$980	$2,200,100
* We or one of our affiliates will pay a fee of $20 per $1,000 in principal amount of the notes. For additional information relating to the plan of distribution, see “Supplement to the Plan of Distribution; Role of MLPF&S and Conflicts of Interest” below.

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-7 of this pricing supplement, page PS-5 of the accompanying product supplement, page S-5 of the accompanying prospectus supplement, and page 9 of the accompanying prospectus. You may lose some or all of your principal amount in the notes. None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on August 14, 2015 against payment in immediately available funds.

BofA Merrill Lynch

TABLE OF CONTENTS

Page

SUMMARY	pS-3
RISK FACTORS	pS-7
DESCRIPTION OF THE NOTES	pS-10
THE UNDERLYING STOCK	pS-12
SUPPLEMENT TO THE PLAN OF DISTRIBUTION; ROLE OF MLPF&S AND CONFLICTS OF INTEREST	pS-14
STRUCTURING THE NOTES	pS-15
VALIDITY OF THE NOTES	pS-16
U.S. FEDERAL INCOME TAX SUMMARY	pS-17

PS-2

SUMMARY

The Contingent Income Auto-Callable Notes Linked to the Common Stock of Apple Inc., due February 16, 2017 (the “notes”) are our senior debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured senior debt, and all payments due on the notes, including any repayment of the principal amount, will be subject to our credit risk. Unless earlier called, the notes will mature on February 16, 2017.

If, on any Observation Date (or the Valuation Date), the Observation Level (or the Final Level) of the Underlying Stock is greater than or equal to the Downside Threshold Level, we will pay a contingent payment of $26.50 per note (2.65% of the principal amount) on the applicable contingent payment date. The notes will be automatically called on the relevant quarterly Observation Date if the Observation Level of the Underlying Stock is greater than or equal to the Initial Level on any Observation Date scheduled to occur on or after November 11, 2015, at an amount equal to the sum of the principal amount plus the contingent payment with respect to that Observation Date. If the notes are not called prior to maturity, and if the Final Level of the Underlying Stock is greater than or equal to the Downside Threshold Level, we will pay to you at maturity the principal amount plus the contingent payment with respect to the Valuation Date. If the Final Level of the Underlying Stock is less than the Downside Threshold Level, we will pay to you at maturity an amount equal to the product of (a) the principal amount multiplied by (b) the sum of one plus the Underlying Return. You may lose some or all of your principal amount at maturity. The notes are not traditional debt securities and it is possible that the notes will not pay any contingent payment.

Payments on the notes depend on our credit risk and on the performance of the Underlying Stock. The economic terms of the notes are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements we enter into. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charges described below, reduced the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes as of the pricing date.

The initial estimated value of the notes as of the pricing date is set forth on the cover page of this pricing supplement. For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-7 and “Structuring the Notes” on page PS-15.

Issuer:	Bank of America Corporation (“BAC”)
Term:	Approximately 18 months, if not redeemed prior to maturity
Issue Date:	August 14, 2015
Maturity Date:	February 16, 2017
Underlying Stock:	The common stock of Apple Inc. (Bloomberg ticker: AAPL). See the section entitled “The Underlying Stock” beginning on page PS-12 of this pricing supplement.
Contingent Payments:	If, on any Observation Date (or the Valuation Date), the Observation Level (or the Final Level) of the Underlying Stock is greater than or equal to the Downside Threshold Level, we will pay a contingent payment of $26.50 per note (2.65% of the principal amount) on the applicable contingent payment date.
Observation Dates:	The 11th of each February, May, August and November of each year during the term of the notes, commencing on November 11, 2015 and ending on November 11, 2016. The Observation Dates are subject to postponement as set forth in the product supplement, in the section “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates.”
Contingent Payment Dates:	The 16th of each February, May, August and November of each year, commencing on November 16, 2015 and ending on the Maturity Date, subject to postponement as set forth in the prospectus.
PS-3

Automatic Call:	All (but not less than all) of the notes will be automatically called if the Observation Level of the Underlying Stock is greater than or equal to the Initial Level on any Observation Date scheduled to occur on or after November 11, 2015. If the notes are automatically called, the Early Redemption Payment will be paid on the contingent payment date immediately following the applicable Observation Date.
Early Redemption Payment:	The sum of the principal amount plus the contingent payment with respect to the applicable Observation Date.
Redemption Amount:

If the notes have not been automatically called, the Redemption Amount will be:

•      if the Final Level of the Underlying Stock is greater than or equal to the Downside Threshold Level, the sum of (a) the principal amount plus (b) the contingent payment with respect to the Valuation Date.

•      if the Final Level of the Underlying Stock is less than the Downside Threshold Level, the product of (a) the principal amount multiplied by (b) the sum of one plus the Underlying Return.

Initial Level:	$113.49, which is the closing price of the Underlying Stock on the pricing date.
Observation Level:	The Closing Market Price of the Underlying Stock on the applicable Observation Date, multiplied by its Price Multiplier as of that day.
Final Level:	The Closing Market Price of the Underlying Stock on the Valuation Date, multiplied by its Price Multiplier as of that day.
Downside Threshold Level:	$90.79, which is 80% of the Initial Level (rounded to two decimal places).
Underlying Return:
Price Multiplier:	1, subject to adjustment for certain corporate events relating to that Underlying Stock described in the product supplement under “Description of the Notes—Anti-Dilution Adjustments.”
Valuation Date:	February 13, 2017
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a subsidiary of BAC.
Selling Agent:	MLPF&S

You should read carefully this entire pricing supplement, the accompanying product supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the product supplement, prospectus supplement or prospectus, this pricing supplement will supersede those documents. You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling agent is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement, the accompanying product supplement, prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement, prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “BAC,” “we,” “us,” “our,” or similar references are to BAC.

PS-4

Hypothetical Payments on the Notes

The examples below illustrate hypothetical payments on the notes on a $1,000 investment in the notes for a range of Observation Levels or Final Levels of the Underlying Stock.

The examples are based on the quarterly contingent payment of $26.50 per note, the Initial Level of $113.49, and the Downside Threshold Level of $90.79 (80% of the Initial Level).

The hypothetical payments and examples set forth below are for illustrative purposes only and may not be the actual payments applicable to the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1 — Notes are called on the fourth Observation Date

Date	Observation Level	Payments (per Note)
First Three Observation Dates	Various (all at or above the Downside Threshold Level but below the Initial Level)	$26.50 x 3 = $79.50 (contingent payments)
Fourth Observation Date	$125 (at or above the Initial Level)	$1,026.50 (Redemption Amount plus the final contingent payment)
	Total Payment	$1,106 (10.60% return)

In this example, because the Observation Levels are at or above the Downside Threshold Level but below the Initial Level on the first three Observation Dates, the notes will not be automatically called on any of the first three contingent payment dates, but the contingent payment of $26.50 per note will be paid on each of those days.

Since the Observation Level on the fourth Observation Date is greater than or equal to the Initial Level, the notes are called. We will pay on the fourth contingent payment date a total of $1,026.50 per note (the sum of the principal amount plus the applicable contingent payment). When added to the contingent payments of $79.50 per note received on the first three contingent payment dates, we will have paid a total of $1,106 per note, a 10.60% return on the notes. You will not receive any further payments on the notes.

Example 2 — Notes are NOT called and the Final Level is at or above the Downside Threshold Level.

Date	Observation Level / Final Level	Payments (per Note)
First through Final Observation Dates	Various (all at or above the Downside Threshold Level but below the Initial Level)	$26.50 x 5 = $132.50 (contingent payments)
Valuation Date	$100 (at or above the Downside Threshold Level)	$1,000 + $26.50 = 1,026.50 (Redemption Amount plus the final contingent payment)
	Total Payment	$1,159 (15.90% return over the term of the notes, which is equivalent to 10.60% per annum)

This example illustrates that the notes will not be automatically called if the Observation Level of the Underlying Stock is below the Initial Level on each Observation Date, but the contingent payment of $26.50 per note will be paid with respect to each Observation Date when the applicable Observation Level of the Underlying Stock is at or above the Downside Threshold Level.

Since the notes are not called and the Final Level is at or above the Downside Threshold Level, we will pay a total of $1,026.50 per note at maturity (the sum of the Redemption Amount plus the final contingent payment). When added to the contingent payments of $132.50 received in the aggregate on

PS-5

each of the prior contingent payment dates, we will have paid a total of $1,159 per note, a 15.90% return on the notes over the term of the notes (10.60% per annum).

Example 3 — Notes are NOT called and the Final Level is below the Downside Threshold Level.

Date	Observation Level / Final Level	Payments (per Note)
First through Final Observation Dates	Various (all below the Downside Threshold Level and the Initial Level)	$0
Valuation Date	$68.09 (below the Downside Threshold Level)	=$600
	Total Payment	$600 (-40% return)

This example illustrates that that the notes will not be automatically called if the Observation Level is below the Initial Level on each Observation Date. In addition, the contingent payment of $26.50 per note will not be paid on each contingent payment date if the Observation Level on each Observation Date and the Final Level are below the Downside Threshold Level.

Since the notes are not called and the Final Level of the Underlying Stock is less than the Downside Threshold Level, at maturity, we will pay you an amount based on the Underlying Return. For purposes of Example 3, since no contingent payments will have been paid on any of the Observation Dates or the Valuation Date, we will have paid $600, a 40% loss to you on the notes.

PS-6

risk factors

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

General Risks Relating to the Notes

Your investment may result in a loss; there is no guaranteed return of principal. The notes are not principal protected. There is no fixed repayment amount of principal on the notes at maturity. If the notes are not called and the Final Level is below the Downside Threshold Level, the Redemption Amount will equal the principal amount multiplied by the sum of one plus the Underlying Return. In that case, the Redemption Amount will be less than 80% of the principal amount and could be zero. As a result, depending on the performance of the Underlying Stock, you may lose all or a substantial portion of your principal.

You may not receive any contingent payments. Investors in the notes will not necessarily receive contingent payments on the notes. If the Observation Level (or the Final Level) of the Underlying Stock is less than the Downside Threshold Level on an Observation Date (or the Valuation Date), investors will not receive the contingent payment applicable to that date. If the Observation Level on each Observation Date and the Final Level are less than the Downside Threshold Level, investors will not receive any contingent payment during the term of the notes, and will not receive a positive return on the notes.

Your return on the notes is limited to the return represented by the contingent payments, if any, over the term of the notes. Your return on the notes is limited to the contingent payments paid over the term of the notes, regardless of the extent to which the Final Level exceeds the Downside Threshold Level or Initial Level. Similarly, the Redemption Amount payable at maturity or the Early Redemption Payment payable upon an automatic call will never exceed the principal amount and the applicable contingent payment, regardless of the extent to which the Observation Level exceeds the Initial Level or Downside Threshold Level.

The notes are subject to a potential automatic early redemption, which would limit your ability to receive the contingent payments over the full term of the notes. The notes are subject to a potential automatic early redemption. Prior to maturity, the notes will be automatically called on any Observation Date scheduled to occur on or after November 11, 2015. If the notes are redeemed prior to the maturity date, you will be entitled to receive the principal amount and the applicable contingent payment. In this case, you will lose the opportunity to continue to receive contingent payments after the date of early redemption. If the notes are redeemed prior to the maturity date, you may be unable to invest in other securities with a similar level of risk that could provide a return that is similar to the notes.

Your return on the notes may be less than the yield on a conventional debt security of comparable maturity. Any return that you receive on the notes, which could be negative, may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

Your investment return is limited and may be less than a comparable investment directly in the Underlying Stock. Your return on the notes is limited to the return represented by the contingent payments, if any, that may be paid over the term of the notes. In contrast, a direct investment in the Underlying Stock would allow you to receive the benefit of any appreciation in its value. Thus, any return on the notes will not reflect the return you would realize if you actually owned shares of the Underlying Stock and received the dividends paid or distributions made on it.

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, all payments on the notes are dependent upon our ability to repay

PS-7

our obligations on the applicable payment date. This will be the case even if the price of the Underlying Stock increases after the pricing date. No assurance can be given as to what our financial condition will be at any time during the term of the notes.

Our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated decreases in our credit ratings or increases in our credit spreads prior to the maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the price of the Underlying Stock, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

The public offering price you pay for the notes exceeds the initial estimated value. The initial estimated value of the notes that is provided in this pricing supplement is an estimate only, determined as of the pricing date by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, our internal funding rate, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the price of the Underlying Stock, our internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors, including changes in the price of the Underlying Stock. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that the selling agent will act as a market-maker for the notes, but neither we nor the selling agent is required to do so. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. The selling agent may discontinue its market-making activities as to the notes at any time. To the extent that the selling agent engages in any market-making activities, it may bid for or offer the notes. Any price at which the selling agent may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time the selling agent were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

The payments on the notes will not reflect changes in the price of the Underlying Stock other than on the Observation Dates and the Valuation Date. Changes in the price of the Underlying Stock during the term of the notes other than on the Observation Dates and the Valuation Date will not affect the amount of payments on the notes or whether the notes will be called. The calculation agent will determine whether the contingent payments are payable, whether the notes will be called, and calculate the Redemption Amount, by comparing only the Initial Level or the Downside Threshold Level to the Observation Level or the Final Level. No other prices of the Underlying Stock will be taken into account.

PS-8

As a result, you will not receive the contingent payment with respect to an Observation Date even if the price of the Underlying Stock has increased at certain times during the term of the notes before decreasing to a price that is less than the Downside Threshold Level as of that Observation Date. Similarly, if the notes are not called prior to maturity, you will receive less than the principal amount at maturity even if the price of the Underlying Stock has increased at certain times during the term of the notes before decreasing to a price that is less than the Downside Threshold Level as of the Valuation Date.

The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the notes. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. Under the terms of the notes, you will have agreed with us to treat the notes as callable income-bearing single financial contracts, as described under “U.S. Federal Income Tax Summary—General.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of income, gain or loss with respect to the notes may differ. No ruling will be requested from the IRS with respect to the notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.”

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

* * *

Investors in the notes should review the additional risk factors set forth beginning on page PS-5 of the product supplement prior to making an investment decision.

PS-9

DESCRIPTION OF THE NOTES

General

The notes will be part of a series of medium-term notes entitled “Medium-Term Notes, Series L” issued under the Senior Indenture, as amended and supplemented from time to time. The Senior Indenture is more fully described in the prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this pricing supplement.

The notes will be issued in denominations of $1,000 and whole multiples of $1,000. You may transfer the notes only in whole multiples of $1,000.

Prior to maturity, the notes are not repayable at your option. The notes may be automatically called prior to maturity as described under “—Automatic Early Redemption.”

If any payment on the notes is due on a day that is not a business day, the payment will be postponed to the next business day, and no additional interest will be payable as a result of that postponement.

Contingent Payments

If, on any Observation Date (or the Valuation Date), the Observation Level (or the Final Level) of the Underlying Stock is greater than or equal to the Downside Threshold Level, we will pay a contingent payment of $26.50 per note (2.65% of the principal amount) on the applicable contingent payment date set forth above.

For so long as the notes are held in book-entry only form, we will pay any contingent payments to the persons in whose names the notes are registered at the close of business one business day prior to each contingent payment date. If the notes are not held in book-entry only form, the record dates will be the first day of the month in which the applicable contingent payment date occurs.

Notwithstanding the foregoing, the Redemption Amount, including the final contingent payment with respect to the Valuation Date, if any, will be paid to the persons in whose names the notes are registered on the maturity date.

Automatic Early Redemption

The notes will be automatically called in whole, but not in part, prior to maturity if the Observation Level on any Observation Date scheduled to occur on or after November 11, 2015 is greater than or equal to the Initial Level. Upon an early redemption, you will receive the Early Redemption Payment on the contingent payment date immediately following the applicable Observation Date. You will not receive any additional payments on the notes after the early redemption date.

The “Early Redemption Payment” will be the principal amount of your notes, plus the contingent payment with respect to the applicable Observation Date.

Redemption Amount

If your notes are not automatically called prior to maturity, then at maturity, subject to our credit risk as issuer of the notes, you will receive the Redemption Amount per note that you hold, denominated in U.S. dollars. The Redemption Amount will be calculated as follows:

•	If the Final Level is greater than or equal to the Downside Threshold Level, the Redemption Amount will equal the sum of (a) the principal amount plus (b) the contingent payment with respect to the Valuation Date.
PS-10

•	If the Final Level is less than the Downside Threshold Level, the Redemption Amount will equal the product of (a) the principal amount multiplied by (b) the sum of one plus the Underlying Return. In this case, the Redemption Amount will be less than 80% of the principal amount of the notes and could be zero.

The “Underlying Return” will be equal to.

Determining the Initial Level, the Observation Level and the Final Level

The “Initial Level” is set forth above.

The “Observation Level” will be the closing price on the applicable Observation Date, multiplied by its Price Multiplier as of that day.

The “Final Level” will be the Observation Level on the Valuation Date, multiplied by its Price Multiplier as of that day.

The “Price Multiplier” will be 1, subject to adjustment for certain corporate events relating to that Underlying Stock described in the product supplement under “Description of the Notes—Anti-Dilution Adjustments.”

The Observation Dates are subject to postponement as set forth in the product supplement, in the section “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates.”

Events of Default and Acceleration

If an event of default, as defined in the Senior Indenture, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the Senior Indenture will be equal to the amount described under the caption “—Redemption Amount,” calculated as though the date of acceleration were the maturity date of the notes and as though the Valuation Date were five trading days prior to the date of acceleration, together with the applicable contingent payment, if any. If a contingent payment is payable, the calculation agent may pro rate it in its reasonable discretion to reflect the amount of time that the notes are outstanding. In case of a default in the payment of the notes, whether at their maturity or upon acceleration, the notes will not bear a default interest rate.

PS-11

THE UNDERLYING STOCK

We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information. Apple Inc. designs, manufactures, and markets personal computers and related personal computing and mobile communication devices along with a variety of related software, services, peripherals, and networking solutions. The company sells its products worldwide through its online stores, its retail stores, its direct sales force, third-party wholesalers, and resellers.

Because the Underlying Stock is registered under the Securities Exchange Act of 1934, the Underlying Company is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Company can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC’s web site at http://www.sec.gov by reference to SEC CIK number 320193.

This pricing supplement relates only to the notes and does not relate to the Underlying Stock or to any other securities of the Underlying Company. Neither we nor any of our affiliates have participated or will participate in the preparation of the Underlying Company’s publicly available documents. Neither we nor any of our affiliates have made any due diligence inquiry with respect to the Underlying Company in connection with the offering of the notes. Neither we nor any of our affiliates make any representation that the publicly available documents or any other publicly available information regarding the Underlying Company are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of the Underlying Stock, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Company could affect the value of the Underlying Stock and therefore could affect your return on the notes. The selection of the Underlying Stock is not a recommendation to buy or sell the Underlying Stock.

The Underlying Stock trades on the NASDAQ Global Select Market under the symbol “AAPL.”

PS-12

Historical Data

The following table shows the quarterly high and low closing prices of the shares of the Underlying Stock on its primary exchange from the first quarter of 2008 through the pricing date. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

	High ($)	Low ($)
2008 First Quarter	27.85	17.02
Second Quarter	27.14	21.02
Third Quarter	25.65	15.04
Fourth Quarter	15.86	11.50

2009 First Quarter	15.70	11.17
Second Quarter	20.67	15.53
Third Quarter	26.59	19.34
Fourth Quarter	30.23	25.84

2010 First Quarter	33.69	27.44
Second Quarter	39.15	33.69
Third Quarter	41.76	34.28
Fourth Quarter	46.50	39.81

2011 First Quarter	51.88	46.67
Second Quarter	50.43	45.05
Third Quarter	59.06	49.04
Fourth Quarter	60.32	51.94

2012 First Quarter	88.23	58.75
Second Quarter	90.89	75.73
Third Quarter	100.30	82.13
Fourth Quarter	95.92	72.80

2013 First Quarter	78.43	60.01
Second Quarter	66.26	55.79
Third Quarter	72.53	58.46
Fourth Quarter	81.44	68.71

2014 First Quarter	79.62	71.40
Second Quarter	94.25	73.99
Third Quarter	103.30	93.09
Fourth Quarter	119.00	96.26

2015 First Quarter	133.00	105.99
Second Quarter	132.65	124.25
Third Quarter (through the pricing date)	132.07	113.49

PS-13

Supplement to the Plan of Distribution; Role of MLPF&S

and Conflicts of Interest

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

MLPF&S will sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at a purchase price equal to 98% of the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. MLPF&S has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

MLPF&S and any of our other broker-dealer affiliates, may use this pricing supplement, and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Stock and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we or any of our affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that MLPF&S may pay to repurchase the notes will depend upon then prevailing market conditions, our creditworthiness and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

PS-14

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of the Underlying Stock. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined based upon terms provided by MLP&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Underlying Stock, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page PS-7 above and “Use of Proceeds” on page PS-14 of product supplement STOCK-1.

PS-15

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to BAC, when the trustee has made an appropriate entry on Schedule 1 to the Master Registered Global Senior Note, dated May 1, 2015 (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BAC and the notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus supplement and prospectus, all in accordance with the provisions of the indenture governing the notes, such notes will be legal, valid and binding obligations of BAC, subject to the effect of applicable bankruptcy, insolvency (including laws relating to preferences, fraudulent transfers and equitable subordination), reorganization, moratorium and other similar laws affecting creditors’ rights generally, and to general principles of equity. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). In addition, this opinion is subject to the assumption that the trustee’s certificate of authentication of the Master Note has been manually signed by one of the trustee’s authorized officers and to customary assumptions about the trustee’s authorization, execution and delivery of the indenture governing the notes, the validity, binding nature and enforceability of the indenture governing the notes with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as copies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated February 27, 2015, which has been filed as an exhibit to BAC’s Registration Statement relating to the notes filed with the SEC on February 27, 2015.

PS-16

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as callable income-bearing single financial contracts linked to the Underlying Stock and under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes in accordance with such characterization. This discussion assumes that the notes constitute callable income-bearing single financial contracts linked to the Underlying Stock for U.S. federal income tax purposes. If the notes do not constitute callable income-bearing single financial contracts, the tax consequences described below would be materially different.

This characterization of the notes is not binding on the IRS or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this pricing supplement. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.

Unless otherwise stated, the following discussion is based on the characterization described above. The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.

We will not attempt to ascertain whether the issuer of the Underlying Stock would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Code or a United States real property holding corporation, within the meaning of Section 897(c) of the Code. If the issuer of the Underlying Stock were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder of the notes. You should refer to information filed with the SEC by the issuer of the Underlying Stock and consult your tax advisor regarding the possible consequences to you, if any, if the issuer of the Underlying Stock is or becomes a PFIC or is or becomes a United States real property holding corporation.

PS-17

U.S. Holders

Although the U.S. federal income tax treatment of any contingent payments on the notes is uncertain, we intend to take the position, and the following discussion assumes, that any contingent payments constitute taxable ordinary income to a U.S. Holder at the time received or accrued in accordance with the U.S. Holder’s regular method of accounting. By purchasing the notes you agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat any contingent payments as described in the preceding sentence.

Upon receipt of a cash payment at maturity or upon a sale, exchange or redemption of the notes prior to maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized (other than amounts representing any contingent payments, which would be taxed as described above) and the U.S. Holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes will equal the amount paid by that holder to acquire them. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the notes for more than one year. The deductibility of capital losses is subject to limitations.

Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the notes. In particular, the IRS could seek to subject the notes to the Treasury regulations governing contingent payment debt instruments. If the IRS were successful in that regard, the timing and character of income on the notes would be affected significantly. Among other things, a U.S. Holder would be required to accrue original issue discount every year at a “comparable yield” determined at the time of issuance. In addition, any gain realized by a U.S. Holder at maturity, or upon a sale, exchange, or redemption of the notes generally would be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

In addition, it is possible that the notes could be treated as a unit consisting of a deposit and a put option written by the note holder, in which case the timing and character of income on the notes would be affected significantly.

The IRS released Notice 2008-2 (“Notice”), which sought comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” The scope of the Notice may extend to instruments similar to the notes. According to the Notice, the IRS and Treasury are considering whether a holder of such instruments should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the notes, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.

In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the notes.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the IRS could seek to characterize the notes in a manner that results in tax

PS-18

consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon sale, exchange or redemption of the notes should be treated as ordinary gain or loss.

It is possible that the IRS could assert that a U.S. Holder’s holding period in respect of the notes should end on the applicable Observation Date, even though such holder will not receive any amounts in respect of the notes prior to the redemption or maturity of the notes. In such case, if the applicable Observation Date is not in excess of one year from the original issue date, a U.S. Holder may be treated as having a holding period in respect of the notes equal to one year or less, in which case any gain or loss such holder recognizes at such time would be treated as short-term capital gain or loss.

Non-U.S. Holders

Because the U.S. federal income tax treatment of the notes (including any contingent payments) is uncertain, we will withhold U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) on the entire amount of any contingent payments made unless such payments are effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. (in which case, to avoid withholding, the Non-U.S. Holder will be required to provide a Form W-8ECI). We will not pay any additional amounts in respect of such withholding. To claim benefits under an income tax treaty, a Non-U.S. Holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable. In addition, special rules may apply to claims for treaty benefits made by Non-U.S. Holders that are entities rather than individuals. The availability of a lower rate of withholding under an applicable income tax treaty will depend on whether such rate applies to the characterization of the payments under U.S. federal income tax laws. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

A Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax on any gain (not including, for the avoidance of doubt, any amounts representing accrued contingent payments which would be subject to the rules discussed in the previous paragraph) from the sale, exchange or redemption of the notes or their settlement at maturity, provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business. Notwithstanding the foregoing, gain from the sale, exchange or redemption of the notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of the sale, exchange, or redemption and certain other conditions are satisfied.

If a Non-U.S. Holder of the notes is engaged in the conduct of a trade or business within the U.S. and if any contingent payments and gain realized on the sale, exchange, redemption, or settlement of the notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. federal withholding tax, generally will be subject to U.S. federal income tax on such contingent payments and gain on a net income basis in the same manner as if it were a U.S. Holder. Such Non-U.S. Holders should read the material under the heading “—U.S. Holders,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under proposed Treasury regulations, payments (including deemed payments) that are contingent upon or determined by reference to actual or estimated U.S. source dividends with respect to certain equity-linked instruments, whether explicitly stated or implicitly taken into account in computing one or more of the terms of such instruments, may be treated as dividend equivalents. If enacted in their current form, the regulations will impose a withholding tax on payments made on the notes on or after January 1, 2016 that are treated as dividend equivalents. However, the Treasury Department and Internal Revenue

PS-19

Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the Federal Register of final regulations addressing dividend equivalent withholding. If any payments are treated as dividend equivalents subject to withholding, we would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax in addition to the withholding tax described above, we will withhold tax at the applicable statutory rate. Non-U.S. Holders should consult their own tax advisors regarding the tax consequences of such alternative characterizations.

U.S. Federal Estate Tax. Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in a note.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

PS-20